UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-55380

A.	Full title of the plan and address of the plan:

BEARINGPOINT, INC. 401(K) PLAN
c/o Human Resources
BearingPoint, Inc.
1676 International Drive
McLean, Virginia 22102

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

BearingPoint, Inc.
1676 International Drive
McLean, Virginia 22102

REQUIRED INFORMATION

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – April 30, 2004	13

EXHIBITS

EXHIBIT 23.1 – Consent of PricewaterhouseCoopers LLP	14

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(K) PLAN

Date: October 27, 2004	By:	/s/ David W. Black
David W. Black
401(k) Plan Committee Member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

the BearingPoint, Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BearingPoint, Inc. 401(k) Plan (the “Plan”) at April 30, 2004 and April 30, 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts

October 22, 2004

BEARINGPOINT, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	April 30,
	2004	2003
ASSETS
Investments	$354,543,532	$280,105,603

Receivables:
Company contributions, net of forfeitures	6,483,710	2,176,042
Employee contributions	2,606,066	—
Other	104,213	9,991

Total receivables	9,193,989	2,186,033

Net assets available for benefits	$363,737,521	$282,291,636

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended April 30,
	2004	2003
Additions to net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$51,252,034	$(32,956,282)
Interest and dividends	5,552,782	6,056,406
Other	134,346	120,779

Total investment income (loss)	56,939,162	(26,779,097)

Contributions
Participant contributions and rollovers	54,317,530	61,545,212
Company contributions, net of forfeiture	6,483,710	2,176,042

Total contributions	60,801,240	63,721,254

Total additions	117,740,402	36,942,157

Deductions from net assets attributed to:
Benefit payments to participants	36,167,920	22,987,399
Administrative expenses	126,597	128,296

Net increase	81,445,885	13,826,462

Net assets available for benefits
Beginning of year	282,291,636	268,465,174

End of year	$363,737,521	$282,291,636

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS-(Continued)

April 30, 2004 and 2003

NOTE A – Description of the Plan

1. General

The following brief description of the BearingPoint, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the provisions of the Plan.

As of January 31, 2000, KPMG LLP separated its Consulting Business from its remaining businesses, and transferred the Consulting Business into a newly formed corporate entity, KPMG Consulting, Inc., which subsequently changed its name to BearingPoint, Inc. on October 2, 2002. In connection with the separation from KPMG LLP, BearingPoint, Inc. (the “Company”) established a new 401(k) plan for its employees.

The Plan is a defined contribution plan. All full-time and part-time employees of the Company regularly scheduled to work 1,000 hours in the plan year, or have completed one year of service, are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the thrift portion, which allows participants to make after-tax contributions. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2. Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation to the maximum permitted by the Internal Revenue Code, $13,000 for calendar year ended 2004 and $12,000 for calendar year ended 2003, as further limited by the Internal Revenue Code. Those who were age 50 or older during the Plan year could take advantage of a higher pre-tax contribution limit of $16,000. Participants may elect to make after-tax contributions up to a maximum of 50% of their aggregate compensation on a combined pre-tax and after-tax basis. Participants may also rollover amounts representing distributions from other qualified retirement plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments. The Plan currently offers participants a variety of investment options, including collective trusts, mutual funds and a common stock fund, which is invested primarily in shares of the Company’s common stock. Employees may elect to invest their retirement funds in the common stock fund, but no provisions of the Plan require them to do so. In addition, employees have the option to invest their retirement funds in a self-directed brokerage account, which includes a wide array of investments including publicly traded stocks, fixed-income instruments, or mutual funds. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. The Plan does not restrict the ability of employees to dispose of any of the Company’s common stock that they hold in their retirement funds. Participants may transfer part or all of existing account balances among funds in the Plan at any time.

Employees who make salary reduction contributions during the Plan year and who are employed on the last day of the Plan year receive a Company matching contribution of 25% of the first 6% of pre-tax eligible compensation contributed to the Plan, and, at the discretion of the Employer, may receive an additional discretionary contribution of up to 25% of the first 6% of pre-tax eligible compensation contributed to the Plan. Catch-up contributions are not eligible for the Company matching contribution. The matching contribution is calculated once a year based on contributions to the Plan as of the last day of the Plan year. Matching contributions may be made in cash or common stock of the Company at the Company’s discretion. When the Company match is paid in cash, participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments based on investment allocations on file at the time the matching contribution is made. Matching contributions for the years ended April 30, 2004 and 2003 were $7,365,272, or 25% of the first 6% of pre-tax eligible compensation contributed to the Plan, and $3,063,309, or 10% of the first 6% of pre-tax eligible compensation contributed to the Plan, respectively. Matching contributions were paid in cash subsequent to the respective Plan year end and were net of forfeitures of approximately $881,562 and $887,267, respectively. Forfeitures represent the year end unvested Company matching contribution for participants who have terminated their employment with the Company. Matching contributions, net of forfeitures, for the years ended April 30, 2004 and 2003 are classified in the statement of net assets available for benefits as receivables, as matching contributions are paid subsequent to the plan year end.

BEARINGPOINT, INC. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS-(Continued)

April 30, 2004 and 2003

The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for Plan years ended April 30, 2004 and 2003.

3. Participant Accounts

The Plan recordkeeper (Merrill Lynch & Co.) maintains an account in the name of each participant constituting the sum of the participant’s pre-tax contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals. Allocations are based on compensation or account balances, as defined.

The interest of each participant in each of the funds is represented by units/shares credited to the participant’s account. On each valuation date, the unit value of each fund is determined by dividing the current market value of the assets in that fund on that date by the number of units in the fund.

The benefit to which the participant is entitled is equal to the vested benefit of the participant’s account.

4. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions portions of the participant’s account balance, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions vest at a rate of 25% per year, starting in year two, with 100% vested after five years of service. Forfeitures are used to reduce future Company contributions.

5. Participant Loans

Active participants may borrow from their vested matching contributions account, pre-tax contributions account and rollover account (in such order), excluding the thrift account, a minimum of $500 to a maximum equal to the lesser of $50,000 or 50% of their aggregate vested account balances. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the prime interest rate at the date of the loan. As of April 30, 2004 and 2003, interest rates ranged from 4.00% to 11.00%. Principal and interest are generally repaid through regular semi-monthly after-tax payroll deductions, however participants may elect to repay the entire outstanding loan balance at any time, with no penalty.

Upon a participant’s termination of employment, any loan that is outstanding shall become immediately payable in full. Participant loans considered in default based on the terms of the plan document are deemed cancelled and are included as distributions in the statement of changes in net assets available for benefits. During the plan year ended April 30, 2004 and 2003, $786,312 and $1,365,874, respectively, in defaulted participant loans were treated as deemed distributions.

The plan sponsor utilizes the Internal Revenue Service’s Employee Plans Compliance Resolution System (EPCRS), described in Revenue Procedure 2002-47, to correct and appropriately document any plan operational errors with respect to the delinquent repayment of participant loans.

BEARINGPOINT, INC. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS-(Continued)

April 30, 2004 and 2003

6. Withdrawals

Participants employed with the Company who have attained age 59 ½ may withdraw all or any portion of his/her vested account balance upon approval by the Company’s 401(k) Plan Committee.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company’s 401(k) Plan Committee, who will determine whether the situation qualifies for a hardship withdrawal.

7. Distributions

Upon termination of service, a participant who has vested benefits below $5,000 (excluding any rollover amounts) receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 (excluding any rollover amounts) may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 ½. A participant may elect to receive his/her distribution as a lump-sum distribution, or in monthly installments over a period not to exceed his/her life expectancy, or the joint and last survivor life expectancy of him/her or his/her beneficiary.

Upon the death of a participant, the value of the participant’s account will be distributed to the participant’s beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant’s spouse, unless the participant’s spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any prior beneficiary designation is cancelled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid to the participant’s surviving spouse or, if no surviving spouse exists, to the participant’s estate.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9. Administration

The assets of the Plan are held by Merrill Lynch & Co., as Trustee, of the BearingPoint, Inc. 401(k) Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and common stock. The assets of the Plan are invested with the following investment managers as of April 30, 2004: Merrill Lynch & Co.; Fidelity Management and Research Company; Franklin Templeton Investments; Massachusetts Financial Services Company; Lord Abbett; Hotchkis and Wiley Funds; Federated Investors; Oppenheimer Funds; ABN AMRO/Veredus; and Pimco Advisors.

The primary administrative functions of the Plan are performed by the Company’s Compensation and Benefits group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, and (b) investment management fees which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value. Administrative expenses paid for by the Plan to Merrill Lynch & Co. primarily relate to the Plan’s Financial Engines Online Investment Advice Program. Operational expenses, including expenses related to the use of premises, facilities and equipment, etc. for the years ended April 30, 2004 and 2003, were paid by the Company.

During the year ended September 30, 2004 and 2003, Fidelity Management and Research Company provided a reimbursement to the Plan of $134,346 and $120,779 resulting from a fee reduction which is calculated based on average net assets of investments held by the Plan at Fidelity Management and Research Company.

BEARINGPOINT, INC. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS-(Continued)

April 30, 2004 and 2003

10. Risks and Uncertainties

The Plan provides for various investment options in mutual funds, bank collective trusts and common stock, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE B – Summary of Significant Accounting Policies

1. Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Certain prior period amounts were reclassified to conform to current period presentation. Such reclassifications were immaterial to the financial statements.

2. Investment Valuation and Income Recognition

Investments, including self-directed brokerage investments, are stated at fair value. Cash and cash equivalents are reported at cost which approximates fair value. Investments in mutual funds are valued at the net asset values per share as quoted by the funds as of the valuation date. Shares of common stock are valued at quoted market prices at the end of the period. Collective trusts are valued at the asset value per unit as determined by the fund as of the valuation date. Participant loans are recorded at cost, which approximates fair value. When applicable, investments in guaranteed investment contracts are valued at contract value in accordance with AICPA Statement of Position 94-4 (“SOP 94-4”), “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.” Contract value is equal to cost plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a payable or receivable. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on the accrual basis.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may differ significantly from those estimates.

4. Payment of Benefits

Benefits payments to participants are recorded upon distribution.

BEARINGPOINT, INC. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS-(Continued)

April 30, 2004 and 2003

NOTE C – Investments

The following investments represent 5% or more of the Plan’s net assets as of April 30, 2004 and 2003:

	April 30,
	2004	2003
Fidelity Magellan Fund	$54,634,944	$48,805,170
Merrill Lynch Retirement Preservation Trust	46,173,351	47,013,565
Merrill Lynch Equity Index Trust Fund	41,844,279	33,951,317
Merrill Lynch Basic Value Fund	40,940,100	29,796,946
Merrill Lynch Fundamental Growth Fund	31,862,117	24,048,407
Hotchkis & Wiley Small Cap Fund	19,357,736	8,093,451
Templeton Foreign Fund	17,975,205	12,715,368

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended April 30,
	2004	2003
Mutual Funds	$41,138,078	$(26,310,128)
Collective Trusts	9,397,037	(5,567,164)
Common Stock	716,919	(1,078,990)

Net appreciation (depreciation) in fair value of investments	$51,252,034	$(32,956,282)

NOTE D – Related Party Transactions

Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill Lynch & Co., an affiliate of the trustee. These transactions are considered party-in-interest transactions. Additionally, Merrill Lynch & Co. acts as the recordkeeper for the Plan.

At April 30, 2004 and 2003, the Plan had outstanding loans to participants of $6,563,736 and $6,469,383, respectively. These transactions are considered party-in-interest transactions.

At April 30, 2004, the Plan held 235,122 shares of the Company’s common stock valued at $2,355,921. At April 30, 2003, the Plan held 259,097 shares of the Company’s common stock valued at $2,116,826. During the year ended April 30, 2004, the Plan purchased 69,779 shares of the Company’s common stock with a market value of $691,908 and sold 93,754 shares of the Company’s common stock with a market value of $889,363. During the year ended April 30, 2003, the Plan purchased 220,087 shares of the Company’s common stock with a market value of $1,857,852 and sold 73,689 shares of the Company’s common stock with a market value of $757,412.

BEARINGPOINT, INC. 401(k) Plan

NOTES TO FINANCIAL STATEMENTS-(Continued)

April 30, 2004 and 2003

NOTE E – Temporary Blackout Period

In August 2003, the Company announced a temporary blackout period for the purchase of BearingPoint, Inc. common stock through company-sponsored programs. The temporary blackout period began on August 14, 2003 in connection with the Company’s announcement that is was restating its financial results for the first three quarters of fiscal year 2003. Participants of the Plan were unable to direct that plan contributions be allocated to purchase Company common stock or to reallocate their account balances so as to transfer any amount into Company common stock during the blackout period. Participants could still sell Company common stock at any time, subject to the Company’s Insider Trading Policy. During the blackout period amounts that pursuant to a participant’s investment election would have otherwise been used to purchase Company common stock were invested in the Merrill Lynch Retirement Preservation Trust Fund. Participants could purchase Company common stock with these funds after the blackout period ended by contacting the Plan’s recordkeeper (Merrill Lynch & Co.) to execute a fund transfer. The temporary blackout period ended on October 6, 2003.

NOTE F – Income Tax Status

The Trust established under the Plan is qualified under Section 401(a) of the Internal Revenue Code. The Plan received a favorable determination letter from the Internal Revenue Service on July 18, 2003. The Plan has been amended since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE G – Plan Amendments

Effective January 1, 2003, the Plan was amended whereby minimum distribution requirements were established for each distribution calendar year, up to and including the year of the participant’s date of death. Additional minimum distribution requirements were established for the designated beneficiary upon the participant’s death. The minimum distribution requirements are calculated based on a number of factors including the participant’s account balance, the participant’s age and life expectancy, and if the participant’s sole designated beneficiary is his/her spouse, the spouse’s age and life expectancy.

NOTE H – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at April 30, 2004, to the Form 5500:

Net assets available for benefits per the financial statements	$363,737,521
Amounts due to participants	599,168

Net assets available for benefits per the Form 5500	$363,138,353

The following is a reconciliation of benefits to participants according to the financial statements for the year ended April 30, 2004, to the Form 5500:

Benefits paid per the financial statements	$37,049,482
Amounts allocated to withdrawing participants at April 30, 2004	599,168

Benefits paid per the Form 5500	$37,648,650

BEARINGPOINT, INC. 401(K) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

APRIL 30, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d)		(e) Current Value
*	Merrill Lynch International Index Collective Trust	Collective Trust, 198,892.5953 units	*	*	$2,416,545
*	Merrill Lynch Small Cap Index Collective Trust	Collective Trust, 211,934.3081 units	*	*	3,647,389
*	Merrill Lynch Aggregate Bond Index Collective Trust	Collective Trust, 217,795.8732 units	*	*	3,506,514
*	Merrill Lynch Retirement Preservation Trust	Collective Trust, 46,173,351.0259 units	*	*	46,173,351
*	Merrill Lynch Equity Index Trust Fund	Collective Trust, 520,451.2251 units	*	*	41,844,279
	Federated American Leaders Fund, Inc.	Mutual Fund, 57,870.6331 units	*	*	1,321,187
	Fidelity Magellan Fund	Mutual Fund, 560,703.4512 units	*	*	54,634,944
	Franklin Balance Sheet	Mutual Fund, 91,287.8191 units	*	*	4,423,808
	Franklin SML - MID Cap Growth Fund	Mutual Fund, 108,702.4571 units	*	*	3,227,376
	Hotchkis & Wiley Small Cap Fund	Mutual Fund, 401,195.1022 units	*	*	19,357,736
	Lord Abbett Global Income Fund	Mutual Fund, 242,019.6308 units	*	*	1,728,020
	Lord Abbett Affiliated Fund	Mutual Fund, 130,929.0346 units	*	*	1,768,851
	Massachusetts Investors Growth Stock Fund	Mutual Fund, 676,713.9862 units	*	*	7,599,498
	Massachusetts Investors Trust	Mutual Fund, 110,987.8608 units	*	*	1,704,774
*	Merrill Lynch Balanced Capital Fund	Mutual Fund, 277,966.4570 units	*	*	7,318,840
*	Merrill Lynch Basic Value Fund	Mutual Fund, 1,330,952.7588 units	*	*	40,940,100
*	Merrill Lynch Bond Fund - High Income	Mutual Fund, 984,068.6276 units	*	*	5,058,113
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund, 1,962,058.7720 units	*	*	31,862,117
*	Merrill Lynch International Value Fund	Mutual Fund, 79,368.9456 units	*	*	1,804,838
*	Merrill Lynch Small Cap Value Fund	Mutual Fund, 402,616.6914 units	*	*	10,492,191
	MFS Global Equity Fund	Mutual Fund, 51,544.0797 units	*	*	1,128,815
	MFS Government Securities Fund	Mutual Fund, 482,625.9508 units	*	*	4,642,862
	MFS Research Fund	Mutual Fund, 98,900.4826 units	*	*	1,758,451
	Oppenheimer Global Fund	Mutual Fund, 64,281.6580 units	*	*	3,353,540
	Oppenheimer International Growth Fund	Mutual Fund, 233,190.8000 units	*	*	3,840,652
	Pimco Total Return Fund	Mutual Fund, 1,537,221.6579 units	*	*	16,402,155
	Templeton Foreign Fund	Mutual Fund, 1,667,460.4447 units	*	*	17,975,205
	ABN AMRO/Veredus Aggressive Growth Fund	Mutual Fund, 22,600.0064 units	*	*	342,053
	Hotchkis & Wiley Mid Cap Value Fund	Mutual Fund, 49,368.0980 units	*	*	1,151,758
	American Europacific Growth Fund	Mutual Fund, 11,871.7725 units	*	*	365,651
*	Merrill Lynch Mid Cap Index Trust	Mutual Fund, 9,222.4218 units	*	*	108,087
	Pimco High Yield Fund	Mutual Fund, 18,420.0026 units	*	*	175,727
	Employee Self Directed Mutual Funds	Mutual Fund, 45,686.0533 units	*	*	567,388
	Employee Self Directed Common Stock	Common Stock, 222,200.7652 shares	*	*	2,311,535
*	BearingPoint, Inc. Common Stock	Common Stock, 235,121.8244 shares	*	*	2,355,921
	Employee Self Directed Preferred Stock	Preferred Stock, 0.1985 shares	*	*	15
*	Loans to Participants, 4.0 to 11.0%		*	*	6,563,736
	Interest Bearing Cash		*	*	669,510

					$354,543,532

*	Party-in-interest
**	Cost information omitted for fully-participant directed investments